LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

[redacted]

BEST AVAILABLE COPY

07022841

4 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 April 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

SUPPL

PROCESSED
APR 26 2007
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 4/24

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 03/04/2007 17:10:08
Reference No LI-070403-25A54

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

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* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Chitt Loo	23.03.2007	1.58	10,000	0.0014
Kok Wai Hung	27.03.2007	1.64	3,000	0.0004

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 3 APR 2007

END